Kiski Securities LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

EXPENSES		
Professional Fees	$	98,831
General and Administrative		26,793
TOTAL EXPENSES		**125,624**
NET LOSS	**$**	**(125,624)**
MEMBER'S EQUITY		
Beginning of Year		**49,057**
Contributions		**105,711**
End of Year	**$**	**29,144**